Exhibit 12.1
Covanta Holding Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
	(In millions, except ratios)
Earnings as defined in Regulation S-K (1):
Income from continuing operations before income tax expense, equity in net income from unconsolidated investments	$134	$107	$57	$104	$171
Capitalized interest	(1)	(1)	—	(1)	—
Dividends from unconsolidated investments	8	8	5	1	2
Fixed Charges	158	136	136	122	129

Total Earnings	$299	$250	$198	$226	$302

Fixed Charges as defined in Regulation S-K (2):
Interest expense	$146	$123	$122	$107	$113
Capitalized interest	1	1	—	1	—
Imputed interest on operating leases	11	12	14	14	16

Total Fixed Charges	$158	$136	$136	$122	$129

Ratio of Earnings to Fixed Charges	1.89x	1.84x	1.46x	1.85x	2.34x

(1)
For purposes of computing the ratio of earnings to fixed charges, the term “earnings” shall be defined as income from continuing operations before income tax expense and equity in net income from unconsolidated investments plus dividends from unconsolidated investments and fixed charges less capitalized interest.

(2)	For purposes of computing the ratio of earnings to fixed charges, the term “fixed charges” shall be defined as interest expense, capitalized interest and imputed interest for operating leases.